UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number:  001-40360

MIND MEDICINE (MINDMED) INC.

(Name of registrant)

One World Trade Center

Suite 8500

New York, New York 10007

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND MEDICINE (MINDMED) INC.
(Registrant)

Date: August 3, 2021	By:	/s/ Robert Barrow
Name: Robert Barrow
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	A copy of the registrant’s Press Release dated August 3, 2021.